Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


      Beginning    January 1, 1998    and Ending    December 31, 1998
                ---------------------            -----------------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU NUCLEAR, INC.
                        (Exact Name of Reporting Company)
--------------------------------------------------------------------------------

                          A       Subsidiary        Service Company
                              ---------------------
                           ("Mutual" or "Subsidiary")


Date  of  Incorporation  September  11,  1980  If not  Incorporated,  Date  of
                         -------------------
Organization

State or Sovereign Power under which Incorporated or Organized  New Jersey
                                                               -------------

                                1 Upper Pond Road
Location of Principal Executive Offices of Reporting Co. Parsippany, NJ  07054
                                                       ------------------------


      Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                 Comptroller                1 Upper Pond Road
D.   M.   Furlong Financial& Planning Services             Parsippany, NJ 07054
--------------------------------------------------------------------------------
      (Name)                       (Title)                      (Address)


            Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                                  GPU, INC.
--------------------------------------------------------------------------------

                                                                               1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time of Filing.- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

     6. Deficits Displayed.- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

     7. Major Amendments or Corrections.- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.- The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                   Page
                                                                   Number


    Description of Schedules and Accounts            Schedule or Account
                                                             Number
--------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                        Schedule I           4-5
  SERVICE COMPANY PROPERTY                       Schedule II          6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8
  INVESTMENTS                                    Schedule IV           9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                      Schedule V           10
  FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11
  STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13
  MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                   Schedule X           15
  PROPRIETARY CAPITAL                            Schedule XI          16
  LONG-TERM DEBT                                 Schedule XII         17
  CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18
  NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19
COMPARATIVE INCOME STATEMENT                     Schedule XV          20
----------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                     Schedule XVI         23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                               Schedule XVII       24-25
  DEPARTMENTAL ANALYSIS OF SALARIES              Account 920          26
  OUTSIDE SERVICES EMPLOYED                      Account 923          27
  EMPLOYEE PENSIONS AND BENEFITS                 Account 926          28
  GENERAL ADVERTISING EXPENSES                   Account 930.1        29
  MISCELLANEOUS GENERAL EXPENSES                 Account 930.2        30
  RENTS                                          Account 931          31
  TAXES OTHER THAN INCOME TAXES                  Account 408          32
  DONATIONS                                      Account 426.1        33
  OTHER DEDUCTIONS                               Account 426.5        34
  NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                         Page
                                                                    Number


Description of Reports or Statements


ORGANIZATION CHART                                                    36




METHODS OF ALLOCATION                                                 37




ANNUAL STATEMENT OF COMPENSATION FOR USE                              38
OF CAPITAL BILLED




VENTURE DISCLOSURES                                                   39




FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                               4
                       ANNUAL REPORT OF GPU NUCLEAR, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.


ACCOUNT            ASSETS AND OTHER DEBITS            AS OF DECEMBER 31
                                                     CURRENT       PRIOR
 SERVICE COMPANY PROPERTY

101  Service company property
(Schedule II)                                        $      -    $      -
107  Construction work in
progress  (Schedule II)                                     -           -
       Total Property                                       -           -
                                                       ------      ------

108  Less accumulated provision
for depreciation
   and amortization of service company
   property  (Schedule III)                                -           -
                                                       ------      ------
       Net Service Company Property                        -           -

 INVESTMENTS

123    Investments in associate companies (Schedule IV)    -           -
124    Other investments  (Schedule  IV)                1,467       1,529
---                                                     -----       -----
       Total Investments                                1,467       1,529

 CURRENT AND ACCRUED ASSETS

131   Cash                                                 -           -
134   Special deposits                                    317         390
135   Working funds                                        55          75
136   Temporary cash investments  (Schedule IV)            -           -
141   Notes receivable                                     -           -
143   Accounts receivable                               2,714       2,129
144   Accumulated provision for
       uncollectible   accounts                            -           -
146   Accounts receivable from associate companies
       (Schedule V)                                    61,730      49,549
152   Fuel stock expenses undistributed (Schedule VI)      -           -
154   Materials and supplies                               -           -
163   Stores expense undistributed
        (Schedule VII)                                     -           -
165    Prepayments                                         -           1
174    Miscellaneous current and
        accrued    assets  (Schedule VIII)                 -           -
                                                       ------      ------
       Total Current and Accrued Assets                64,816      52,144

 DEFERRED DEBITS

181    Unamortized debt expense                           -            -
184    Clearing accounts                                   84          37
186    Miscellaneous deferred debits (Schedule IX)
                                                        1,312       1,079
188    Research, development, or demonstration
         expenditures            (Schedule X)              -           -
190    Accumulated deferred income taxes               31,876      27,715
                                                       ------      ------
       Total Deferred Debits                           33,272      28,831
                                                       ------      ------

       TOTAL ASSETS AND OTHER DEBITS                 $ 99,555    $ 82,504
                                                       ======      ======

                                                                        5
                       ANNUAL REPORT OF GPU NUCLEAR, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.


ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31


                                                       CURRENT       PRIOR
 PROPRIETARY CAPITAL

201    Common stock issued              (Schedule XI)$    50     $    50
211    Miscellaneous paid-in-capital    (Schedule XI)      -           -
215    Appropriated retained earnings   (Schedule XI)      -           -
216    Unappropriated retained earnings (Schedule XI)      -           -
                                                      ------      ------
       Total Proprietary Capital                          50          50
                                                      ------      ------


 LONG-TERM DEBT

223    Advances from associate
       companies (Schedule XII)                            -           -
224    Other long-term debt (Schedule XII)                 -           -
225    Unamortized premium on long-term debt               -           -
226    Unamortized discount on long-term debt-debit        -           -
                                                      ------      ------
       Total Long-term Debt                                -           -
                                                      ------      ------


 CURRENT AND ACCRUED LIABILITIES

231    Notes payable                                      -            -
232    Accounts payable                               42,457      42,912
233    Notes payable to associate
         companies  (Schedule XIII)                       -           -
234    Accounts payable to associate    companies
         (Schedule XIII)                              12,362       2,744
236    Taxes accrued                                   2,149       1,600
237    Interest accrued                                  718         417
238    Dividends declared                                  -           -
241    Tax collections payable                           180         145
242    Miscellaneous current and  accrued
         liabilities                 (Schedule XIII)  21,025      20,961
                                                      ------      ------
       Total Current and Accrued Liabilities          78,891      68,779
                                                      ------      ------


 DEFERRED CREDITS

253    Other deferred credits                         19,946      13,007
---                                                   ------      ------
255    Accumulated deferred  investment tax credits       -           -
       Total Deferred Credits                         19,946      13,007
                                                      ------      ------


282    ACCUMULATED DEFERRED INCOME TAXES                 668         668
       ---------------------------------              ------      ------



       TOTAL LIABILITIES AND PROPRIETARY
       CAPITAL                                       $99,555     $82,504
                                                      ======      ======

                                                                          6
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                     SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT           RETIREMENTS  OTHER    BALANCE AT
                          BEGINNING  ADDITIONS     OR      CHANGES 1/ CLOSE OF
     DESCRIPTION           OF YEAR                SALES                  YEAR

SERVICE COMPANY PROPERTY

Account

301 ORGANIZATION          $     -      $  -        $  -        $  -     $   -

303 MISCELLANEOUS
     INTANGIBLE PLANT

304 LAND AND LAND RIGHT

305 STRUCTURES AND
    IMPROVEMENTS

306 LEASEHOLD
    IMPROVEMENTS

307 EQUIPMENT 2/                -         -           -           -        -

308 OFFICE FURNITURE
    AND EQUIPMENT

309 AUTOMOBILES, OTHER
    VEHICLES AND
    RELATED GARAGE
    EQUIPMENT

310 AIRCRAFT AND
    AIRPORT EQUIPMENT

311 OTHER SERVICE
    COMPANY PROPERTY 3/

    SUB-TOTAL                   -         -           -          -         -
                            -----      ----        ----        ----      ----

107 CONSTRUCTION WORK
    IN PROGRESS 4/


    TOTAL                 $    -     $   -        $   -       $   -       $   -
                            =====      ====        ====        ====        ====



  1/         PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                                              7
                             SCHEDULE II - CONTINUED




2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                   BALANCE AT
                                                                CLOSE OF
S U B A C C O U N T  D E S C R I P T I O N      ADDITIONS       YEAR
------------------------------------------------------------------------------










3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        N/A



4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        N/A

                                                                               8
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                      BALANCE AT  ADDITIONS                             BALANCE
                      BEGINNING    CHARGED             OTHER CHANGES   CLOSE OF
     DESCRIPTION       OF YEAR       TO     RETIREMENTS ADD (DEDUCT)1/   YEAR
                                 ACCOUNT 403
--------------------------------------------------------------------------------
Account

301 ORGANIZATION


303 MISCELLANEOUS
    INTANGIBLE PLANT

304 LAND AND LAND RIGHTS

305 STRUCTURES AND
    IMPROVEMENTS

306 LEASEHOLD
    IMPROVEMENTS

307 EQUIPMENT

308 OFFICE FURNITURE
    AND FIXTURES

309 AUTOMOBILES, OTHER
    VEHICLES AND
    RELATED GARAGE
    EQUIPMENT

310 AIRCRAFT AND
    AIRPORT EQUIPMENT

311 OTHER SERVICE
    COMPANY PROPERTY





1/     PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       N/A

                                                                               9
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:       Complete the following schedule concerning investments.

                    Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                    Under Account 136, "Temporary Cash Investments", list each investment separately.

                                            BALANCE AT     BALANCE AT
         D E S C R I P T I O N              BEGINNING       CLOSE OF
                                              OF YEAR        YEAR


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


               NONE




ACCOUNT 124 - OTHER INVESTMENTS


      COMPANY OWNED LIFE INSURANCE -       $   303         $   303
        CASH SURRENDER VALUE

      RABBI TRUST                              950             950

      HEALTH CARE RESERVE                      276             214




ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE




                                            ------          ------
                          TOTAL             $1,529          $1,467
                                             =====           =====

                                                                              10
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:     Complete the following  schedule listing  accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       BALANCE AT   BALANCE AT
              D E S C R I P T I O N                     BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
                COMPANIES

        JERSEY CENTRAL POWER & LIGHT COMPANY           $12,676        $15,581

        METROPOLITAN EDISON COMPANY                     28,275         36,934

        PENNSYLVANIA ELECTRIC COMPANY                    8,160          5,926

        GPU GENERATION, INC.                               368          3,153

        GPU INTERNATIONAL, INC.                             70            136





                                    TOTAL              $49,549        $61,730
                                                        ======         ======


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                               PAYMENTS
                                                              ---------

                NONE

                                                                              11
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:       Report  the  amount  of labor  and  expenses  incurred  with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


         D E S C R I P T I O N                   LABOR     EXPENSES     TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


                 NONE







SUMMARY:

                                                                              12
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


         D E S C R I P T I O N                  LABOR       EXPENSES    TOTAL



ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED     $ 4,951     $ 1,084     $ 6,035







        JERSEY CENTRAL POWER & LIGHT CO.        (3,167)       (597)     (3,764)

        METROPOLITAN EDISON CO.                 (1,189)       (325)     (1,514)

        PENNSYLVANIA ELECTRIC CO.                 (595)       (162)       (757)



NOTE:   Stores expenses are billed back to the
        associated companies in the month incurred.




                                       TOTAL     $  -        $  -        $  -
                                                ======      ======      ======

                                                                              13
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT   BALANCE AT
         D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR

ACCOUNT 174 -     MISCELLANEOUS CURRENT AND ACCRUED
                  ASSETS


                  NONE

                                                                              14
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                      BALANCE AT   BALANCE AT
           D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                      OF YEAR        YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


      Payments made to vendors which
      will be distributed to various
      expense accounts in subsequent
      months                                           $  300      $     -


      Restricted Stock Program - Deferral                 751          681

      Babcock & Wilcox Owners' Group -
      Deferred Costs                                       17           17

      Provide Services to Public Service
      of Colorado in connection with
      Ft. St. Vrain - Deferred Costs                       11           11


      TMI-1 Divestiture Incremental Cost                   -           603




                                         TOTAL         $1,079       $1,312
                                                        =====        =====

                                                                              15
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research,  development, or
               demonstration   project  which  incurred  costs  by  the  service
               corporation during the year.


         D E S C R I P T I O N                                AMOUNT


ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES

        B&W Owners Group Activities                          $  1,919

        EPRI Dues                                               1,229

        EPRI R&D Program                                          373

        BWR Owners Group Activities                               302

        Robotics                                                  126


        Jersey Central Power & Light Company                   (1,840)

        Metropolitan Edison Company                            (1,406)

        Pennsylvania Electric Company                            (703)


  NOTE: Research and development expenses are billed back to the associate companies in the month incurred.










                                     TOTAL                   $   -
                                                              =======




                                                                              16

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998


                                         SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------
                                               NUMBER OF        PAR OR STATED
ACCOUNT NUMBER        CLASS OF STOCK             SHARES             VALUE             OUTSTANDING CLOSE OF PERIOD
                                                                                     -----------------------------
                                               AUTHORIZED         PER SHARE          NO. OF SHARES   TOTAL AMOUNT
--------------------------------------------------------------------------------

     201           COMMON STOCK ISSUED           2,500               $20*              2,500             $50
                                                 =====                ==               =====              ==



      INSTRUCTIONS:        Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


         D E S C R I P T I O N                                                                      AMOUNT

ACCOUNT 211 -- MISCELLANEOUS PAID-IN CAPITAL                                                        NONE


ACCOUNT 215 -- APPROPRIATED RETAINED EARNINGS
 NONE





INSTRUCTIONS:                  Give particulars  concerning net income or (loss)
                               during   the   year,    distinguishing    between
                               compensation  for the use of capital  owed or net
                               loss remaining from servicing  nonassociates  per
                               the General Instructions of the Uniform System of
                               Accounts.  For dividends  paid during the year in
                               cash  or  otherwise,   provide  rate  percentage,
                               amount of dividend, date declared and date paid.


                                                             BALANCE AT     NET INCOME                 BALANCE AT
         D E S C R I P T I O N                                BEGINNING         OR        DIVIDENDS     CLOSE OF
                                                              OF YEAR         (LOSS)        PAID          YEAR

ACCOUNT 216 -- UNAPPROPRIATED RETAINED EARNINGS

                               NONE

* In Whole Dollars



                                                                              17
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                                SCHEDULE XII- LONG-TERM DEBT

                 INSTRUCTIONS:  Advances  from  associate  companies  should  be reported  separately for advances on notes, and advances
                        on open account. Names of associate companies from which
                        advances  were  received  shall be shown under the class
                        and series of obligation column. For Account 224 - Other
                        long term debt  provide the name of creditor  company or
                        organization, terms of the obligation, date of maturity,
                        interest   rate,   and   the   amount   authorized   and
                        outstanding.

                                  TERMS OF OBLIG    DATE                        BALANCE AT                          BALANCE AT
NAME OF CREDITOR                  CLASS & SERIES    OF      INTEREST  AMOUNT    BEGINNING                     1/    CLOSE
                                  OF OBLIGATION   MATURITY  RATE     AUTHORIZED OF YEAR    ADDITIONS  DEDUCTIONS    OF YEAR


ACCOUNT   223 --    ADVANCES FROM ASSOCIATE
                        COMPANIES:

                        NONE


ACCOUNT 224 -- OTHER LONG-TERM DEBT:

                        NONE







1/  GIVE AN EXPLANATION OF DEDUCTIONS:



                                                                              18
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:    Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                              BALANCE AT BALANCE AT
         D E S C R I P T I O N                         BEGINNING    CLOSE OF
                                                        OF YEAR       YEAR
ACCOUNT 233 --NOTES PAYABLE TO ASSOCIATE COMPANIES

                  NONE





ACCOUNT 234 --ACCOUNTS PAYABLE TO ASSOCIATE
                  COMPANIES

                  GPU SERVICE, INC.                    $2,541       $12,343
                  GPU, INC.                               203            19




                                              TOTAL    $2,744       $12,362
                                                        =====        ======



ACCOUNT 242-- MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES
ACCRUALS   -- OFFICERS DEFERRED COMPENSATION          $ 1,801       $ 1,214
           -- INSURANCE                                   657          (397)
           -- VACATION PAY                             11,098        11,607
           -- SICK PAY                                    905           888
           -- BONUS PAY/INCENTIVE COMPENSATION          6,267         7,611
           -- SEVERANCE PAY                               232           102
           -- OTHER ACCRUED LIABILITIES                     1            -
                                                      -------       -------
                                              TOTAL   $20,961       $21,025
                                                       ======        ======

                                                                              19
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:    The space below is provided for important  notes  regarding the
                 financial   statements   or  any   account   thereof.   Furnish
                 particulars  as  to  any  significant   contingent   assets  or
                 liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


        NONE


                                                                              20
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                   SCHEDULE XV

                               STATEMENT OF INCOME


ACCOUNT            D E S C R I P T I O N                        CURRENT YEAR    PRIOR YEAR


   INCOME

457     Services rendered to associate companies                $368,742           $361,333
458     Services rendered to nonassociate
        companies                                                    157                104
421     Miscellaneous income or loss                                 102                151
                                                                 -------            -------

                           Total Income                          369,001            361,588
                                                                 -------            -------


   EXPENSE

920     Salaries and wages                                       116,639            112,409
921     Office supplies and expenses                             100,907            102,388
922     Administrative expense transferred --
        credit                                                    32,874             35,712
923     Outside services employed                                 65,105             55,240
924     Property insurance                                             8                 25
925     Injuries and damages                                         747              1,125
926     Employee pensions and benefits                            28,910             27,200
928     Regulatory commission expense                                  -                  -
930.1   General advertising expenses                                   -                  -
930.2   Miscellaneous general expenses                            10,234             10,822
931     Rents                                                      4,475              6,877
932     Maintenance of structures and equipment                        -                  -
403     Depreciation and amortization expense                          -                  -
408     Taxes other than income taxes                              8,557              8,491
409     Income taxes                                               2,825              5,803
410     Provision for deferred income taxes                        2,379               (812)
411     Provision for deferred income taxes --
        credit                                                    (5,618)            (4,861)
411.5   Investment tax credit                                          -                  -
426.1   Donations                                                    183                187
426.5   Other deductions                                             377                477
427     Interest on long-term debt                                     -                  -
430     Interest on debt to associate
        companies                                                      -                  -
431     Other interest expense                                       399                505
                                                                 -------            -------

              Total Expense                                      369,001            361,588
                                                                 -------            -------

                                                                ---------           -------
              Net Income or (Loss)                              $      -           $      -
                                                                 =======            =======




                                                                              21
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                      DIRECT         INDIRECT     COMPENSATION     TOTAL
                                       COSTS          COSTS         FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY             CHARGED        CHARGED       OF CAPITAL      BILLED
                                       457-1          457-2          457-3

NUCLEAR RELATED ACTIVITIES
GPU SERVICE, INC.                     $    263       $     -        $     -       $    263

GPU GENERATION, INC.                       714            35              -            749

JERSEY CENTRAL POWER

 & LIGHT COMPANY                       223,487        16,825              -        240,312

METROPOLITAN EDISON COMPANY             69,844         6,640              -         76,484

PENNSYLVANIA ELECTRIC COMPANY           35,458         3,319              -         38,777

SAXTON NUCLEAR EXP. CORP.                9,553           169              -          9,722
                                       -------        ------         ------        -------

    SUBTOTAL                           339,319        26,988              -        366,307




NON-NUCLEAR RELATED ACTIVITIES

GPU GENERATION, INC.                     1,992            77              -          2,069

JERSEY CENTRAL POWER
 & LIGHT COMPANY                           143             -              -            143

METROPOLITAN EDISON COMPANY                 60             1              -             61

PENNSYLVANIA ELECTRIC COMPANY              162             -              -            162
                                       -------        ------         ------        -------

    SUBTOTAL                             2,357            78              -          2,435






                    TOTAL             $341,676       $27,066        $     -       $368,742
                                       =======        ======         ======        =======







                                                                              22
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


                                  DIRECT       INDIRECT  COMPENSATION           EXCESS
                                   COSTS        COSTS      FOR USE      TOTAL     OR        TOTAL
NAME OF NONASSOCIATE COMPANY      CHARGED      CHARGED    OF CAPITAL    COST   DEFICIENCY  AMOUNT
                                   458-1        458-2       458-3                458-4     BILLED


* PECO Energy Company                $56          $ 9          -        $ 65     $(31)     $ 34

* Various - Including System Lab      65            -          -          65       58       123



                                    $121          $ 9          -        $130     $ 27      $157
                                     ===           ==         ===       ====    =====     =====








                                                                              23

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                          ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                            DIRECT   INDIRECT                 DIRECT  INDIRECT          DIRECT   INDIRECT
         DESCRIPTION OF ITEMS               COST       COST      TOTAL        COST      COST  TOTAL     COST       COST     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------

920      SALARIES AND WAGES               $109,636      $ 6,876   $116,512     $118    $  9   $ 127   $109,754 $ 6,885  $116,639
921      OFFICE SUPPLIES AND EXPENSES       97,497        3,407    100,904        3       -       3     97,500   3,407   100,907
922      ADMINISTRATIVE EXPENSE
           TRANSFERRED - CREDIT             30,797        2,077     32,874        -       -       -     30,797   2,077    32,874
923      OUTSIDE SERVICES EMPLOYED          52,534       12,571     65,105        -       -       -     52,534  12,571    65,105
924      PROPERTY INSURANCE                      -            8          8        -       -       -         -        8         8
925      INJURIES AND DAMAGES                  694           53        747        -       -       -       694       53       747
926      EMPLOYEE PENSIONS AND BENEFITS     27,431        1,479     28,910        -       -       -     27,431   1,479    28,910
928      REGULATORY COMMISSION EXPENSE           -            -          -        -       -       -         -       -         -
930.1    GENERAL ADVERTISING EXPENSES            -            -          -        -       -       -         -       -         -
930.2    MISCELLANEOUS GENERAL EXPENSES     10,222           12     10,234        -       -       -     10,222      12    10,234
931      RENTS                               4,390           85      4,475        -       -       -      4,390      85     4,475
932      MAINTENANCE OF STRUCTURES AND
           EQUIPMENT                             -            -          -        -       -       -         -       -         -
403      DEPRECIATION AND AMORTIZATION
           EXPENSE                               -            -          -        -       -       -         -       -         -
408      TAXES OTHER THAN INCOME TAXES       8 044          513      8,557        -       -       -      8 044     513     8,557
409      INCOME TAXES                            -        2,825      2,825        -       -       -         -    2,825     2,825
410      PROVISION FOR DEFERRED INCOME
           TAXES                                 -        2,379      2,379        -       -       -         -    2,379     2,379
411      PROVISION FOR DEFERRED INCOME
           TAXES - CREDIT                        -       (5,618)    (5,618)       -       -       -         -   (5,618)   (5,618)
411.5 INVESTMENT TAX CREDIT                      -            -          -        -       -       -         -       -         -
426.1    DONATIONS                             183            -        183        -       -       -        183      -        183
426.5    OTHER DEDUCTIONS                      377            -        377        -       -       -        377      -        377
427      INTEREST ON LONG-TERM DEBT              -            -          -        -       -       -         -       -         -
431      OTHER INTEREST EXPENSE                  -          399        399        -       -       -         -      399       399

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                       TOTAL EXPENSES    =    341,805      27,066  368,871      121       9       130  341,926  27,075   369,001
                                              -------      ------  -------      ---      --       ---   ------- ------   -------
              COMPENSATION FOR USE OF               -           -        -        -       -         -        -       -         -
                       EQUITY CAPITAL    =    -------      ------  -------      ---      --       ---   ------- ------   -------
430      INTEREST ON DEBT TO ASSOCIATE              -           -        -        -       -         -        -       -           -
                            COMPANIES    =    -------      ------  -------      ---      --       ---   ------- ------   -------
                TOTAL COST OF SERVICE    =   $341,805     $27,066 $368,871     $121    $  9     $ 130 $341,926 $27,075  $369,001
-------------------------------------         =======     ======= ========     ====    ====     ===== ======== =======   =======



                                                                              24

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
              D E P A R T M E N T OR S E R V I C E F U N C T I O N

                                                  TOTAL                OFFICE OF    OYSTER  THREE MILE
D E S C R I P T I O N  O F  I T E M S            AMOUNT     OVERHEAD   PRESIDENT    CREEK     ISLAND
----------------------------------------------------------------------------------------------------

920      SALARIES AND WAGES                      $116,639     $ 6,885    $4,375     $34,980   $27,357
921      OFFICE SUPPLIES AND EXPENSES             100,907       3,407       615       9,850     7,215
922      ADMINISTRATIVE EXPENSE
          TRANSFERRED -  CREDIT                    32,874       2,077        -           -         -
923      OUTSIDE SERVICES EMPLOYED                 65,105      12,571     1,228      15,631     3,256
924      PROPERTY INSURANCE                             8           8        -          -          -
925      INJURIES AND DAMAGES                         747          53        30         196       182
926      EMPLOYEE PENSIONS AND BENEFITS            28,910       1,479     1,001       6,643     6,149
928      REGULATORY COMMISSION EXPENSE                  -          -         -          -          -
930.1    GENERAL ADVERTISING EXPENSE                    -          -         -          -          -
930.2    MISCELLANEOUS GENERAL EXPENSES            10,234          12     6,352           1         9
931      RENTS                                      4,475          85         1         692       567
932      MAINTENANCE OF STRUCTURES AND
           EQUIPMENT                                    -          -         -           -         -
403      DEPRECIATION AND AMORTIZATION
           EXPENSE                                      -          -         -           -         -
408      TAXES OTHER THAN INCOME TAXES              8,557         513       350       2,310     2,153
409      INCOME TAXES                               2,825       2,825        -           -         -
410      PROVISION FOR DEFERRED INCOME TAXES        2,379       2,379        -           -         -
411      PROVISION FOR DEFERRED INCOME TAXES
           - CREDIT                                (5,618)     (5,618)       -           -         -
411.5    INVESTMENT TAX CREDIT                          -         -          -           -         -
426.1    DONATIONS                                    183         -         171          -         -
426.5    OTHER DEDUCTIONS                             377         -          56          -          1
427      INTEREST ON LONG-TERM DEBT                    -          -          -           -         -
430      INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                                   -          -          -           -         -
431      OTHER INTEREST EXPENSE                       399         399        -           -         -

INSTRUCTION: Indicate each department or
             service function. (See Instruc-
             tion 01-3 General Structure of
             Accounting System: Uniform
             System Account)

TOTAL EXPENSES =                                 $369,001     $27,075   $14,179     $70,303   $46,889
-----------------------------------------         =======      ======    ======      ======    ======

                                                                              25
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                      For the Year Ended December 31, 1998

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
              D E P A R T M E N T OR S E R V I C E F U N C T I O N


                                           FINANCIAL          HUMAN
ACCOUNT                                   & PLANNING         & ADMIN
NUMBER                  ENGINEERING         SERVICES          SERVICES

920                   $     31,328          $   297           $11,417
921                         28,029            1,957            49,834
922                         33,956                -            (3,159)
923                         22,592               73             9,754
924                              -                -                 -
925                            219                2                65
926                          6,923              144             6,571
928                              -                -                 -
930.1                            -                -                 -
930.2                        3,837                -                23
931                            301              621             2,208
932                              -                -                 -
403                              -                -                 -
408                          2,441               22               768
409                              -                -                 -
410                              -              559              (559)
411                              -                -                 -
411.5                            -                -                 -
426.1                            -                -                12
426.5                            2                1               318
427                             -                 -                 -
430                             -                 -                 -
431                             -              (399)              399

TOTAL                 $    129,628          $ 3,276           $77,651
------                     =======           ======            ======




                                                                              26
                                   ANNUAL REPORT OF GPU NUCLEAR, INC.

                                    For the Year Ended December 31, 1998



                                      DEPARTMENTAL ANALYSIS OF SALARIES

                                                 ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE
                                                                                               NUMBER
NAME OF DEPARTMENT                        INCLUDED IN AMOUNTS  BILLED TO                       PERSONNEL
Indicate each department                TOTAL       PARENT        OTHER           NON          END OF
or service function.                    AMOUNT      COMPANY     ASSOCIATES      ASSOCIATES     YEAR



Office of President                    $  6,265        -         $ 6,265          $    -            91

Oyster Creek                             35,493        -          35,493               -           447

Three Mile Island                        27,426        -          27,327              99           470

Engineering                              32,221        -          32,193              28           379

Financial & Planning Services             2,372        -           2,372               -            24

Human & Administrative Services          12,862        -          12,862               -           297





                   TOTAL               $116,639        -        $116,512          $  127         1,708
                                        =======      ===         =======           =====        ======



                                                                              27
                                   ANNUAL REPORT OF GPU NUCLEAR, INC.

                                    For the Year Ended December 31, 1998



                                          OUTSIDE SERVICES EMPLOYED
                                                 ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.


                                                                              RELATIONSHIP
                                                                              "A"=ASSOCIATE
    FROM WHOM PURCHASED                 TYPE OF SERVICE/LARGEST INVOICE       "NA"- NON        AMOUNT
                                                                               ASSOCIATE


    Legal

    Shaw, Pittman, Potts                Legal fees associated with Oyster             NA      $  117
     & Trowbridge                       Creek and TMI-1 licensing.

    Winston and Strawn                  Legal fees associated with Oyster             NA         113
                                        Creek and TMI-1 licensing.

    18 Firms (Less than $100,000)       Not applicable.                               NA          58
                      Subtotal                                                                 ------
                                                                                                 288
                                                                                             =======

    Engineering

    Altran Corporation                  Motor operated valve support.                 NA         287

    Andres V. Du Bouchet                Mechanical/Structural support.                NA         150

    C. W. Allen Associates, Inc.        Mechanical/Structural support.                NA         132

    Chiu International Corp.            Engineering support.                          NA         128

    Coulter & Associates                Design engineering.                           NA         129
     Consulting

    DSI Contract Staffing, Inc.         EP&I CC suport.                               NA         203

    Duke Engineering and                Outage support.                               NA         330
     Services, Inc.

    Enercon Services, Inc.              Mechanical/Structural support.                NA         315

    EQE Engineering Consultants         Mechanical/Structural support.                NA         265





                                                                             27A
                                   ANNUAL REPORT OF GPU NUCLEAR, INC.

                                    For the Year Ended December 31, 1998



                                          OUTSIDE SERVICES EMPLOYED
                                                 ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                          RELATIONSHIP
                                                          A"=ASSOCIATE
FROM WHOM PURCHASED     TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON       AMOUNT
                                                          ASSOCIATE

    Engineering (Continued)

    Finetech, Inc.               Radwaste removal.           NA         158

    Framatome Technologies, Inc. Outage support.             NA       2,188

    General Electric Company     Outage support.             NA       6,169

    Holtec International         Design engineering.         NA       1,316

    IMC International, Inc.      Engineering support.        NA         660

    Key Technologies, Inc.       Design engineering.         NA         121

    Liquid Solutions &           Design engineering.         NA         930
     Technologies, Inc.

    MPR Associates               Design engineering.         NA       1,366

    Parsons Power Group          Mechanical/Structural
                                 support.                    NA         942

    Polestar Applied             QCL Process review.         NA         153
     Technology, Inc.

    Raytheon Engineers &         Engineering support.        NA       1,174
     Constructors

    Sargent & Lundy              Engineering support.        NA         875

    Scientech, Inc.              EP&I CC support.            NA         140

                                                                             27B
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                           RELATIONSHIP
                                                           "A"=ASSOCIATE
FROM WHOM PURCHASED      TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON     AMOUNT
                                                           ASSOCIATE

    Engineering (Continued)

    SMS Consulting Group, Inc.          QCL support.             NA        141

    WD Associates, Inc.                 Engineering support.     NA        294

    34 Firms (Less than $100,000)       Not applicable.          NA        642
                                                                        ------
                         Subtotal                                       19,208
                                                                         ======

    Other Professional/Outside Services

    Allied Technology Group, Inc.    Radwaste removal.            NA     1,935

    Bartlett Nuclear, Inc.           Refueling outage support.    NA     2,117

    Brady & Associates               Teambuilding and executive   NA       314
              coaching services.

    Brand Fire Protection            Thermo-Lag material.         NA       715
     Services, Inc.

    Chem-Nuclear Systems             Radwaste removal.            NA     3,085

    Deist Associates, Inc.           NSCC Contractors.            NA       408

    Delta Prime, Inc.                Oyster Creek PRA update.     NA       142

    Ecolochem, Inc.                  Water treatment - TMI.       NA       198



                                                                             27C
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.


                                                                                RELATIONSHIP

                                                                                "A"=ASSOCIATE
    FROM WHOM PURCHASED                 TYPE OF SERVICE/LARGEST INVOICE         "NA"- NON            AMOUNT
                                                                                 ASSOCIATE

    Other Professional/Outside Services (Continued)

    Electric Power Research             Nuclear fuels activities.                     NA               577
      Institute

    Engine Systems, Inc.                Emergency diesel generator services.          NA               123

    Erin Engineering &                  Oyster Creek PRA update.                      NA               113
      Research Inc.

    Frank W. Hake, Inc.                 Radwaste removal.                             NA               371

    General Physics Corp.               Onsite general exam training courses.         NA               118

    George B. Skinner                   EP&I CC support.                              NA               143

    GPU Generation                      Plant maintenance.                             A               644

    GPU Service                         Corporate and information services.            A            12,688

    GTS Duratek Bear Creek, Inc.        Radwaste processing services.                 NA               548

    The Hartford Steam Boiler           ISI inspections.                              NA               175

    Interim Career Services Inc.        Career development/coaching.                  NA               150

    Interstate Nuclear Services         Outage support.                               NA               294







                                                                             27D
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
    FROM WHOM PURCHASED                 TYPE OF SERVICE/LARGEST INVOICE         "NA"- NON        AMOUNT
                                                                                ASSOCIATE

    Other Professional/Outside Services (Continued)

    J. Davis Consultants, Inc.          Consulting services.                          NA               769

    J. Givoo consultants, Inc.          Consulting services.                          NA               473

    Manufacturing Sciences Corp.        Radwaste processing services.                 NA               360

    Master-Lee Energy Services          Main condenser installation.                  NA               231

    Mid-Atlantic Flooring Co.           Installation and removal of carpet.           NA               152

    MMT of Tennessee, Inc.              Radwaste removal.                             NA               410

    MQS Inspection, Inc.                Nondestructive examination services.          NA               127

    NPS Energy Services                 Turbine inspection.                           NA               309

    Pennsylvania State University       Inspection Saxton Nuclear plant.              NA               120

    Pinkerton Computer                  Software development and support.             NA               114
      Consultants, Inc.

    PLG, Inc.                           TMI PRA update.                               NA               192

    Raytheon Nuclear, Inc.              Outage support.                               NA            10,751

    Richard Cooper Nuclear              GORB technical support.                       NA               151
     Consulting





                                                                             27E
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


    INSTRUCTIONS:     Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                               "A"=ASSOCIATE
    FROM WHOM PURCHASED                 TYPE OF SERVICE/LARGEST INVOICE         "NA"- NON            AMOUNT
                                                                                ASSOCIATE

    Other Professional/Outside Services (Continued)

    Scientific Ecology                  Radwaste processing services.                 NA               114
     Group, Inc.

    TLG Services, Inc.                  Decommissioning planning services.            NA               158

    United States Roofing Corp.         Installation and removal of roof.             NA               360

    Welding Services, Inc.              ISO condenser tube bundle replacement.        NA             1,834

    The Westwind Group, Inc.            Training services.                            NA               669

    Xerox                               Reprographics services.                       NA               240

    772 Firms                           Not applicable.                               NA
      (Less than $100,000)                                                                            3,217
                      Subtotal                                                                       -------
                                                                                                     45,609
                                                                                                     -------
                      TOTAL
                                                                                                    $65,105
                                                                                                    =======





                                                                              28
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926


     INSTRUCTIONS:   Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                        D E S C R I P T I O N                     AMOUNT

           HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE      $ 8,509

           PENSION PLAN                                            5,357

           O.P.E.B. - HEALTH INSURANCE                             5,411

           EMPLOYEE SAVINGS PLAN                                   3,209

           O.P.E.B. - LIFE INSURANCE                               1,140

           CAFETERIA SUPPLEMENT                                      511

           EDUCATIONAL ASSISTANCE                                    496

           EMPLOYEE ASSOC. & ACTIVITIES                              166

           EMPLOYEE ASSISTANCE PROGRAM                               115

           LIFE INSURANCE                                             88

           OTHER BENEFITS (Under $25,000)                          3,908





                                                TOTAL            $28,910

                                       29
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


        INSTRUCTIONS:   Provide a listing  of the  amount  included  in  Account
                        930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


      D E S C R I P T I O N              NAME OF PAYEE                 AMOUNT
  ----------------------------------------------------------------------------







                    NONE




                                     TOTAL                        -

                                                                              30
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2


        INSTRUCTIONS:   Provide a listing  of the  amount  included  in  Account
                        930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal
                        Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


                        D E S C R I P T I O N                    AMOUNT

           Licenses

               United States Nuclear Regulatory Commission     $ 7,465

              Federal Emergency Management Agency                  920

               PA Department of Environmental Resources            401

               PA Emergency Management Agency                      200


           Dues and Memberships                                  1,248





          TOTAL                                                 $10,234

                                                                              31
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                      RENTS

                                   ACCOUNT 931


        INSTRUCTIONS:   Provide a listing of the amount included in Account 931,
                        "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


                 T Y P E  O F  P R O P E R T Y               AMOUNT
  -------------------------------------------------------------------------

           COMPUTERS                                      $ 1,114

           BUILDINGS AND OFFICE SPACE                       1,879

           DUPLICATING EQUIPMENT                              567

           MOBILE EQUIPMENT                                   481

           MISCELLANEOUS                                      434







          TOTAL                                           $ 4,475
                                                           ======

                                                                              32
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


  INSTRUCTION:      Provide an analysis of Account 408, "Taxes Other Than Income
                    Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                    Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                             K I N D  O F  T A X                         AMOUNT

              (1)     OTHER THAN U.S. GOVERNMENT TAXES

                      Pennsylvania Unemployment Insurance              $   294

                      New Jersey Unemployment Insurance                    192
                                                                           ---

                                                 Sub Total                 486
                                                                           ---


              (2)     TAXES - U.S. GOVERNMENT

                      FICA                                               7,966

                      Federal Unemployment Insurance                       105
                                                                           ---

                                    Sub Total                            8,071
                                                                         -----





                                TOTAL                                  $ 8,557
                                                                       =======




                                                                              33
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                    DONATIONS

                                  ACCOUNT 426.1


       INSTRUCTION:     Provide a listing  of the  amount  included  in  Account
                        426.1,  "Donations",  classifying  such  expenses by its
                        purpose. The aggregate number and amount of all items of
                        less than $3,000 may be shown in lieu of details.


        NAME OF RECIPIENT                            PURPOSE OF DONATION            AMOUNT

        UNITED WAY                                   COMMUNITY SERVICES            $ 23

        CHILDREN'S PLAY ROOM, INC.                   COMMUNITY SERVICES               3

        102 ORGANIZATIONS (LESS THAN $3,000)         COMMUNITY SERVICES              47

        HARRISBURG SENATORS BASEBALL CLUB            COMMUNITY SERVICES               7

        PENN STATE UNIVERSITY                        EDUCATION                       15

        WHITAKER CENTER FOR SCIENCE                  EDUCATION                       11

        LACEY TOWNSHIP BOARD OF EDUCATION            EDUCATION                        5

        ELIZABETHTOWN COLLEGE                        EDUCATION                        4

        51 ORGANIZATIONS (LESS THAN $3,000)          EDUCATION                        3

        27 ORGANIZATIONS (LESS THAN $3,000)          EMERGENCY SERVICES              21

        8 ORGANIZATIONS (LESS THAN $3,000)           HEALTH SERVICES                 10

        VARIOUS ACTIVITIES                           OTHER                           34
                                                                                    ---


               TOTAL                                                               $183
                                                                                   =====






                                                                              34
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


  INSTRUCTIONS:    Provide a listing of the amount  included in Account  426.5,
                   "Other Deductions", classifying such expenses according to their nature.


  DESCRIPTION              NAME OF PAYEE                       AMOUNT
  ----------------------------------------------------------------------------


 CIVIL PENALTY FEE         U.S. NUCLEAR REGULATORY           $     55
                           COMMISSION

 LOBBYING EXPENSE          EMPLOYEE WAGES &
                           EXPENSES                               171

 SETTLEMENT CLAIMS         VARIOUS EMPLOYEES                      150

 OTHER CIVIC ACTIVITIES    VARIOUS                                  1





                                                                 ----
                                      TOTAL                      $377
                                                                 ====

                                                                              35
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


        INSTRUCTIONS:   The  space  below  is  provided  for   important   notes
                        regarding   the  statement  of  income  or  any  account
                        thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.










                       NONE

                                                                              36
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998


                               ORGANIZATION CHART







                                 ----------------------------------------
                                |                                        |
                                |                                        |
                            ----|                                        |
                           |    |           BOARD OF DIRECTORS           |
                           |----|                                        |
                            |   |----------------------------------------|
                            |   |                                        |
                            |___|              PRESIDENT                 |
                              | |----------------------------------------|
                              | |                                        |
                              |-|         V.P. OYSTER CREEK              |
                              | |----------------------------------------|
                              |-|                                        |
                              | |      V.P. THREE MILE ISLAND            |
                              | |----------------------------------------|
                              |-|                                        |
                              | |          V.P. ENGINEERING              |
                              | |----------------------------------------|
                              |-|                                        |
                              | |  V.P. HUMAN & ADMINISTRATIVE SERVICES  |
                              | |----------------------------------------|
                              |-|                                        |
                              | |              COMPTROLLER               |
                              | |     FINANCIAL & PLANNING SERVICES      |
                              |-|----------------------------------------|

                                                                              37
                                   ANNUAL REPORT OF GPU NUCLEAR, INC.

                                    For the Year Ended  December 31, 1998


                                            METHODS OF ALLOCATION



               The allocation of expenses not directly attributable to a particular nuclear station are based, by division, on the direct charging of that division's manpower. When corporate costs have been allocated to the plants, a fixed rate is calculated to apply to total direct costs. This rate is derived by dividing the estimated corporate costs by the estimated plant direct costs. The overhead rate is reviewed periodically and revised as appropriate to fully allocate costs by year-end.

                                                                              38
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





                             NONE

                                                                              39
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998



        Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) order dated September 14, 1990 for SEC File No. 70-7720, GPU Nuclear provided certain laboratory services to Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company in 1998 in support of their generating stations, transmission and distribution divisions and other non-nuclear functions. Revenues realized in 1998 from providing these services are shown separately under "Non-Nuclear Related Activities" on page 21 of this report.

        Pursuant to the provisions contained in the SEC order dated May 7, 1997 for SEC File No. 70-8425, GPU Nuclear did not enter into any transactions or recognize any revenues in 1998 for activities related to non-nuclear technical, training, management or consulting services to associated companies.

        Pursuant to the provisions contained in the SEC orders dated August 29, 1990 for SEC File No. 70-7675, November 6, 1991 for SEC File No. 70-7847, January 31, 1992 for SEC File No. 70-7905, May 21, 1993 for SEC
        File No. 70-8115 and October 17, 1994 for SEC File No. 70-8393, the following are descriptions of services provided to Non-Affiliated
        Entities. Revenues realized in 1998 from providing these services are shown separately on page 22 of this report.

        Brief Descriptions of Services Rendered to Nonassociated Companies


        Nonassociated Company                     Description


        PECO Energy Company               Environmental lab services.


        Various                           Includes various
                                          chemical/material laboratory
                                          analyses.

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1998




                                SIGNATURE CLAUSE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                       GPU NUCLEAR, INC.
              -------------------------------------
                  (Name of Reporting Company)


              By: /s/ D. M. Furlong
              -------------------------------------
              (Signature of Signing Officer)


               D. M. Furlong, Comptroller
              -------------------------------------
              (Printed Name and Title of Signing Officer)


              Date:  April 23, 1999
                   --------------------------------